Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269415

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus dated April 1, 2024)

BLUEROCK HOMES TRUST, INC.

This prospectus supplement (the “Prospectus Supplement”) updates, amends, and supplements the prospectus dated April 1, 2024 (the “Prospectus”), which forms a part of our Registration Statement on Form S-11 (Registration No. 333-269415). Capitalized terms used in this Prospectus Supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This Prospectus Supplement is being filed to update, amend, and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 7, 2024. Accordingly, we have included such information in this Prospectus Supplement. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.

You should read this Prospectus Supplement in conjunction with the Prospectus, including any amendments and supplements thereto. This Prospectus Supplement is qualified by reference to the Prospectus, except to the extent that the information contained in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be utilized except in connection with, the Prospectus.

Investing in our securities involves significant risks. See the “Risk Factors” sections of the Prospectus and in Item 1A of our Annual Report on Form 10-K filed on March 12, 2024 for a discussion of the risks that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 22, 2024.

On May 3, 2024, Bluerock Homes Trust, Inc, issued a press release announcing that its board of directors (the “Board”) has authorized and it has declared an additional enhancement with respect to the special dividends payable on the Company’s Series A Redeemable Preferred Stock (such enhanced special dividends, the “Series A Preferred Enhanced Special Dividends”). The Series A Preferred Enhanced Special Dividends shall be declared for each month for which the Board declares the regular monthly dividend of $0.125 per outstanding share of Series A Redeemable Preferred Stock, commencing in May 2024 (payable in June 2024). The Series A Preferred Enhanced Special Dividends (when applicable) will be aggregated with the regular monthly dividend on the Series A Redeemable Preferred Stock so as to effect a dividend rate of the average one month term Secured Overnight Financing Rate (the “SOFR Rate”) plus 2.0%, subject to a 6.5% minimum and 8.5% maximum annual rate, calculated and paid monthly. The Series A Preferred Enhanced Special Dividends will be calculated based on the SOFR Rate for each day commencing on the 26th day of the prior month and ending on the 25th day of the applicable month, payable on the 5th of each month.